UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 2)

Under the Securities Exchange Act of 1934*

PRIMACOM AG

(Name of Issuer)

Bearer Ordinary Shares and American Depositary Shares

(Title of Class of Securities)

74154N-10-8**

(CUSIP Numbers)

Elizabeth M. Markowski

Senior Vice President

Liberty Global, Inc.

12300 Liberty Boulevard

Englewood, Colorado 80112

(720) 875-5800

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

August 10, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**	CUSIP number of the American Depositary Shares, which are quoted on the over-the-counter market. The Bearer Ordinary Shares of PrimaCom AG are not publicly traded in the United States.

CUSIP NO. 74154N-10-8

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Liberty Global, Inc. 20-2197030
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	7 SOLE VOTING POWER

8 SHARED VOTING POWER

9 SOLE DISPOSITIVE POWER

10 SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0
14	TYPE OF REPORTING PERSON

CO

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 2)

Statement of

LIBERTY GLOBAL, INC.

Pursuant to Section 13(d) of the Securities Exchange Act of 1934

in respect of

PRIMACOM AG

This Amendment No. 2 to Schedule 13D (“Amendment No. 2”) filed by Liberty Global, Inc., a Delaware corporation (“LGI” or the “Reporting Person”), amends and supplements the Statement on Schedule 13D filed by Liberty Media International, Inc., a Delaware corporation (“LMI”), and UnitedGlobalCom, Inc., a Delaware corporation (“UGC”), with the Securities and Exchange Commission (“SEC”) on June 7, 2004, as amended in Amendment No. 1 filed by LGI on July 1, 2005 (collectively, the “Statement”) with respect to the bearer ordinary shares, with no nominal value (the “Bearer Ordinary Shares”), and the American Depositary Shares, of PrimaCom AG, a German stock corporation (the “Issuer”). LGI is the successor issuer to LMI, as described herein.

Capitalized terms used but not defined in this Amendment No. 2 shall have the meanings assigned to such terms in the Statement.

Item 2. Identity and Background.

The information in Schedule 1 to the Statement is hereby amended and restated to read as set forth in the Schedule 1 to this Amendment No. 2.

Item 4. Purpose of the Transaction

The information contained in Item 4 of the Statement is hereby amended and restated to read as follows:

The information set forth in Item 3 is incorporated by reference herein as if set forth in its entirety.

The Reporting Person initially acquired the Bearer Ordinary Shares of the Issuer for investment purposes. On August 10, 2006, the Reporting Person sold all its Bearer Ordinary Shares of the Issuer, including American Depositary Shares representing one-half of a Bearer Ordinary Share of the Issuer. Such sale was made in a private transaction to a third party pursuant to terms of a Share Sale and Transfer Agreement and an ADR Sale and Transfer Agreement.

Other than as set forth in the Statement (including the exhibits hereto) or as contemplated or permitted by the agreements described herein, LGI does not currently have any specific plans or proposals that relate to or would result in:

(i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(ii) an extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(iii) a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

(iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(v) any material change in the present capitalization or dividend policy of the Issuer;

(vi) any other material change in the Issuer’s business or corporate structure;

(vii) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person;

(viii) a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

(x) any action similar to any of those enumerated in this paragraph.

Item 5. Interest in Securities of the Issuer

The information contained in Item 5 of the Statement is hereby amended and supplemented as follows:

(a) Of the 5,287,200 Bearer Ordinary Shares sold by the Reporting Person, 4,950,039 consist of issued and outstanding Bearer Ordinary Shares and 337,161 of such shares are represented by 674,322 American Depositary Shares. Each American Depositary Share represents one-half of a Bearer Ordinary Share.

Except as described herein, to the best knowledge of LGI, as of the date hereof, neither LGI nor any of the Schedule 1 Persons beneficially owns any Bearer Ordinary Shares.

(b) Not applicable.

(c) Except as described herein, as of the date hereof, there have been no transactions in the shares of the Issuer effected during the past 60 days by LGI, or, to the best knowledge of LGI, by any of the Schedule 1 Persons.

(d) None.

(e) The Reporting Person ceased to be the beneficial owner of more than 5% of the Issuer’s Bearer Ordinary Shares on August 10, 2006.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The information contained in Item 6 of the Statement is hereby amended and supplemented by adding the following information:

The information included in Item 4 of this Amendment No. 2 is hereby incorporated by reference into this Item 6.

SIGNATURE

After reasonable inquiry and to the best of his or her knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 11, 2006

LIBERTY GLOBAL, INC.

By:	/s/ Michelle L. Keist
Name:	Michelle L. Keist
Title:	Vice President and Assistant Secretary

SCHEDULE 1

DIRECTORS AND EXECUTIVE OFFICERS OF LIBERTY GLOBAL, INC.

The name and present principal occupation of each director and executive officer of Liberty Global, Inc. are set forth below. Unless otherwise noted, the business address for each person listed below is c/o Liberty Global, Inc., 12300 Liberty Boulevard, Englewood, Colorado 80112. To the knowledge of Liberty Global, Inc., all executive officers and directors listed on this Schedule 1 are United States citizens, except for Miranda Curtis, Charles H.R. Bracken, and Shane O’Neill, who are citizens of the United Kingdom, John W. Dick, who is a citizen of Canada, and Mauricio Ramos, who is a citizen of Columbia.

Name and Business Address (if applicable)	Principal Occupation and Principal Business (if applicable)
John C. Malone	Chairman of the Board and Director of LGI

Michael T. Fries	Director of LGI; President and Chief Executive Officer

John P. Cole, Jr.	Director of LGI; Of Counsel of Cole, Raywid and Braverman LLP

John W. Dick	Director of LGI; Non-executive Chairman of Hooper Industries Group

Paul A. Gould	Director of LGI; Managing Director of Allen & Company Incorporated

David E. Rapley	Director of LGI

Larry E. Romrell	Director of LGI

Gene W. Schneider	Director of LGI

J.C. Sparkman	Director of LGI

J. David Wargo	Director of LGI; President of Wargo & Company, Inc.

Bernard G. Dvorak	Senior Vice President, Co-Chief Financial Officer (and Principal Accounting Officer)

Charles H.R. Bracken	Senior Vice President, Co-Chief Financial Officer (and Principal Financial Officer)

Elizabeth M. Markowski	Senior Vice President, Secretary, General Counsel

Anthony G. Werner	Senior Vice President, Chief Technology Officer

Frederick G. Westerman III	Senior Vice President, Investor Relations & Corporate Communications

Name and Business Address (if applicable)	Principal Occupation and Principal Business (if applicable)
Shane O’Neill	Senior Vice President, Chief Strategy Officer; and President, chellomedia

Gene Musselman	President & Chief Operating Officer, UPC Broadband

Miranda Curtis	President, Liberty Global Japan

Mauricio Ramos	President, Liberty Global Latin America